Global Digital Solutions, Inc.

777 South Flagler Drive, Suite 800 West

West Palm Beach, Florida 33401

October 8, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attention:	Kamyar Daneshvar Staff Attorney

Re:	Withdrawal of Acceleration Request of Global Digital Solutions, Inc. Registration Statement on Form S-l (File No. 333-198802)

Ladies and Gentlemen:

Global Digital Solutions, Inc. hereby requests that the Securities and Exchange Commission withdraw its acceleration request dated October 8, 2014.

Thank you for your assistance. If you should have any questions, please contact Owen M. Naccarato of Naccarato & Associates, counsel to the registrant, by telephone at (949) 851-9261.

Sincerely,

GLOBAL DIGITAL SOLUTIONS, INC.

/s/ David A. Loppert
David A. Loppert
Chief Financial Officer

Cc: Owen M. Naccarato, Esq.

       Naccarato & Associates